

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2015

Via E-mail
Kevin Ng
President
Morgan Stanley Bank of America Merrill Lynch Trust 2013-C12
Morgan Stanley Bank of America Merrill Lynch Trust 2014-C14
c/o Morgan Stanley Capital I Inc.
1585 Broadway
New York, NY 10036

> **Re:** **Morgan Stanley Bank of America Merrill Lynch Trust 2013-C12**
> **Morgan Stanley Bank of America Merrill Lynch Trust 2014-C14**
> **Forms 10-K/A for the Fiscal Year Ended December 31, 2014**
> **Filed May 20, 2015**
> **File Nos. 333-180779-05 and 333-180779-07**

Dear Mr. Ng:

We have reviewed your filings and have the following comment. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

1. We note your response to comment 2 of our comment letter dated June 3, 2015. Also, based on discussion with counsel on June 16, we understand that the Outside Pooling and Servicing Agreements indicate that the Outside Trust Advisors only have responsibilities with respect to "specially serviced mortgage loans or any mortgaged property that is an REO property." Please confirm that in future filings of Form 10-Ks, to aid understanding, you will provide explanation or clarification in the body of the Form 10-Ks why assessments of compliance, corresponding auditors' attestation reports and servicer compliance reports of the Outside Trust Advisors for the Non-Serviced Mortgage Loans that may be required by the relevant Pooling and Servicing Agreements have not been filed with the Form 10-Ks.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lulu Cheng at 202-551-3811 or me at 202-551-3850 if you have any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Tejal Wadhwani, Morgan Stanley
Kevin Blauch, Sidley Austin LLP